Exhibit 99.1

Naked Brand Group Limited Announces Strategic Divestiture of Naked Brand

Brand Divestiture to Provide Non-Dilutive Financing Through Trademark Monetization & Increase Operational Efficiencies as Part of Strategic Turnaround

SYDNEY - January 21, 2020 –Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has announced an agreement for the strategic brand divestiture of its Naked brand as part of the Company’s ongoing strategic turnaround, which is expected to increase operational efficiencies firm-wide while providing new non-dilutive financing through the monetization of Naked brand trademarks.

The company has exited the U.S. market with the Naked brand over the last 12 months as part of these strategic turnaround efforts. Per the terms of the agreement, the Naked brand trademarks will be sold to an Italian apparel company. All designs used in Naked brand products will be retained by the company for future use across its portfolio of brands. The sale of the Naked brand is expected to close by the end of January 2020.

“We are pleased to announce the divestiture of Naked brand trademarks as part of our strategic turnaround,” said Anna Johnson, Chief Executive Officer of Naked Brand Group. “While Naked brand products enjoyed modest sales in the United States, the lack of foreign demand has led us to monetize the trademarks and retain the designs as part of our new focus to build Bendon as our master brand globally, leveraging its storied 72-year history. This represents yet another step in our roadmap to profitability and I look forward to providing more exciting updates on our turnaround initiatives as appropriate,” concluded Johnson.

Further details about divestiture of the Naked brand trademarks are available on Form 6-K, which is accessible in the investor relations section of the Company’s website at www.nakedbrands.com and through the U.S. Securities and Exchange Commission’s website here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” ” can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, ” positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that the sale of the Naked brand does not close; the risk that our restructuring initiative does not achieve the expected benefits; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235